UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File Number 333-68583
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hawk Corporation 401(k) Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HAWK CORPORATION
200 Public Square, Suite 1500, Cleveland, Ohio 44114
(216) 861-3553

Audited Financial Statements and supplemental schedule
Hawk Corporation 401(k) Retirement Plan
December 31, 2009 and 2008 and Year Ended December 31, 2009
with Report of Independent Registered Public Accounting Firm

Hawk Corporation 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2009 and 2008 and
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
Plan Administrator
Hawk Corporation 401(k) Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Hawk Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Cleveland, Ohio
June 18, 2010

Hawk Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value:
Pooled separate accounts	$11,096,647	$7,911,727
Mutual funds	1,214,174	643,946
Hawk Corporation stock fund	1,351,445	1,368,961
Guaranteed Income Fund	5,775,581	5,882,896
Participant loans	335,659	—

Total investments	19,773,506	15,807,530

Contributions receivable:
Employer	23,447	840,254
Employee	85,181	136,833

Total receivables	108,628	977,087

Total assets	19,882,134	16,784,617

Liabilities
Excess employee contribution payable	25,185	—

Net assets available for benefits	$19,856,949	$16,784,617

See notes to financial statements.

Hawk Corporation 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions:
Investment income:
Interest and dividend income	$195,874
Net appreciation in fair value of investments	2,865,250

Contributions:
Company	352,899
Employee	1,299,702
Employee rollovers	185,283

1,837,884

Total additions	4,899,008

Deductions:
Distributions	874,743
Direct rollovers	944,542
Participant direct charges	7,391

Total deductions	1,826,676

Net increase	3,072,332

Net assets available for benefits at beginning of year	16,784,617

Net assets available for benefits at end of year	$19,856,949

See notes to financial statements.

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008 and
Year Ended December 31, 2009
1. Description of the Plan
General
The following description of the Hawk Corporation 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan was originally established on August 1, 1981 as a defined contribution plan. The Plan was amended and restated in its entirety effective January 1, 2009 and is intended to qualify as a profit-sharing plan maintained for the exclusive benefit of eligible employees of Hawk Corporation or its subsidiaries (the Company).
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Recordkeeping for the Plan is performed by Prudential Retirement Insurance and Annuity Company (Prudential).
Contributions
Each year, participants may elect to contribute 1% to 50% of their regular pre-tax compensation and up to 100% of any special bonuses/incentive compensation to the Plan subject to maximum limitations set by the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified plans, commonly referred to as rollover contributions.
Participants who have attained age 50 by the end of the year may make catch-up deferral contributions not to exceed the catch-up limitations set by the Code.
In 2009, the Plan was amended to suspend the employer matching contribution until further notice, effective for eligible contributions made based on wages earned subsequent to July 3, 2009. The suspension of employer matching contributions remained in effect through February 28, 2010 (see Note 9, “Subsequent Events”). Prior to the suspension, the Company matching contribution was equal to 75% of the participant’s tax deferred contributions up to 6% of the participant’s eligible compensation, as defined.
Employees hired on or after May 1, 2007 are automatically enrolled in the Plan at a participant tax deferred contribution rate of 3% of the participants’ eligible compensation unless they elect not to contribute to the Plan or to contribute at a different contribution rate within a prescribed period of time (as defined by the Plan). In addition, the tax deferred contribution rate for participants who become eligible for the Plan on or after May 1, 2007 will automatically increase by 1% annually commencing March 1, 2008, up to 6% of eligible compensation, unless the participant elects against the increase as permitted under the Plan.

The Plan also allows for discretionary contributions by the Company. The Company made no discretionary contributions for the 2009 Plan year and $613,861 in March 2009 for the 2008 Plan year.
Loans
Effective June 15, 2009, the Plan was amended to allow for participant loans. Participants are permitted to borrow from their fund accounts up to the lesser of $50,000 or 50% of their employee contributions plus any earnings thereon, not less than $500. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding twelve-month period. A participant may not have more than two loans outstanding at any point in time. Loans outstanding are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with local prevailing rates at the time of application (4.25% at December 31, 2009). Principal and interest are paid ratably through payroll deductions. If a participant terminates employment with the Company, the balance of any loan is immediately due and payable.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, matching contributions, and allocations of (a) the Company’s discretionary contributions, if any, (b) the Company’s supplemental contributions, if any, and (c) Plan net earnings (losses).
Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting and Distributions
Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Employees become vested in Company matching and discretionary contributions, plus actual earnings thereon, based upon years of credited service, becoming 100% vested after five years based on a graded vesting schedule.
Distributions from a participant’s account are limited to termination of employment, death, disability, retirement or proven hardship.
Investment Options
The Plan’s funds are primarily held in a group annuity contract issued by Prudential. All investments of the Plan are fully participant-directed. Upon enrollment in the Plan, a participant may direct Company and employee contributions in any of several investment fund options offered by the Plan, including Hawk Corporation common stock. If a participant does not specifically choose an investment option, all Company and employee contributions will be invested in the Lifetime Growth Fund until re-directed by the participant. Participants may change their investment options and transfer funds between investment options daily, subject to limitations agreed upon by the Plan and Prudential.

Payment of Benefits
In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of their vested account balance in the form of installments, an annuity or a lump sum.
Forfeited Accounts
Forfeitures are used to reduce future Company contributions or to pay Plan expenses at the discretion of the Plan Administrator. At December 31, 2009 and 2008, there were $33,725 and $8,168, respectively, of forfeitures available to reduce future contributions or to pay Plan expenses. Company contributions for the year ended December 31, 2009 are net of $73,508 in forfeitures. The Plan Sponsor used $2,900 of forfeitures to pay Plan expenses for the year ended December 31, 2009.
2. Summary of Accounting Policies
Basis of Accounting
The Plan’s financial statements are reported on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Standards Adopted
In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU)  No. 2009-01, Topic 105-Generally Accepted Accounting Principles and ASU No. 2009-02, Omnibus Update, Amendments to Various Topics for Technical Corrections” (collectively the “Codification”). The Codification establishes the sole source of authoritative accounting principles generally accepted in the United States of America (GAAP) recognized by the FASB for nongovernmental entities. Rules and interpretive releases issued by the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. Upon issuance, all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC and also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective. This Codification became effective for the Plan’s December 31, 2009 financial statements, and the disclosures contained herein are in compliance with the requirements of the Codification.

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09), which addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures. The ASU (1) exempts entities that file their financial statements with, or furnish them to, the SEC from disclosing the date through which subsequent events procedures have been performed and (2) clarifies the circumstances in which an entity’s financial statements would be considered restated and in which the entity would therefore be required to update its subsequent events evaluation since the originally issued or available to be issued financial statements. ASU 2010-09 became effective immediately upon issuance, and the Company has adopted its disclosure requirements within this Form 11-K for the year ended December 31, 2009.
In September 2009, the FASB issued Accounting Standards Codification (ASC) Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as: (1) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (2) unfunded commitments; and (3) investment strategies of the investees. The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009 (See Note 4, “Fair Value Measurements”). The adoption of this ASU had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.
In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which is codified in ASC 820, Fair Value Measurements and Disclosures. This guidance provides additional requirements for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and also provides additional information on circumstances that may indicate that a transaction is not orderly. The guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The Plan adopted this guidance on a prospective basis for the year ended December 31, 2009. The adoption of this guidance is reflected, where applicable, within this Form 11-K for the year ended December 31, 2009.

New Accounting Standards to Be Adopted
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures About Fair Value Measurements (ASU 2010-06), to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning on or after December 15, 2010. The Company does not expect the adoption of this guidance will have a material impact on the Plan’s financial statements and disclosures.
Investment Valuation
Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4, “Fair Value Measurements,” for further information.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2010.
Expenses
The Plan Sponsor pays substantially all costs of Plan administration. The Plan Sponsor used $2,900 of forfeitures to pay Plan expenses for the year ended December 31, 2009. Brokers’ fees are reflected in the net investment return in each participant’s account.
3. Investments
During 2009, the Plan’s investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

Pooled separate accounts	$2,334,386
Mutual funds	407,425
Hawk Corporation common stock	123,439

$2,865,250

The fair values of individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2009 or 2008 are as follows:

	December 31,
	2009	2008

Guaranteed Income Fund	$5,775,581	$5,882,896
Hawk Corporation Common Stock	1,351,445	1,368,961
Dryden S&P 500 Index Fund	1,521,454	1,139,531
Lifetime Growth Fund	1,593,207	1,026,565
Core Bond Enhanced Index Fund	1,323,576	882,607
Large Cap Growth/Waddel and Reed Fund	*	851,985
SA/OFII Global Strategy Fund	1,252,725	*
Oppenheimer Global Fund	**	846,528
Calamos Growth Fund A	1,147,541	*

*	Does not exceed 5% of Plan net assets

**	Fund is not an investment option as of December 31, 2009
4. Fair Value Measurements
The Plan follows the fair value accounting guidance which establishes a framework for measuring fair value.   That  framework  provides  a  fair  value  hierarchy that  prioritizes the  inputs  to  valuation  techniques  used  to  measure  fair  value. The hierarchy  gives the  highest  priority  to  unadjusted  quoted  prices  in  active markets  for  identical assets  or  liabilities  and  the  lowest  priority  to  unobservable inputs.  The three levels of the fair value hierarchy are described below:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.
Level 3 — Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
As referenced in Note 2, “Summary of Accounting Policies,” in accordance with ASU 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency and redemption notice period for the pooled separate accounts whose fair value is permitted, as a practical expedient, to be estimated using the net asset value (NAV) per share.

There have been no changes in the methodologies used at December 31, 2009 and 2008. Following  is  a  description  of  the  valuation  methodologies  used  for  assets  measured at  fair  value as of December 31, 2009:
Pooled separate accounts: Valued on a net unit value basis as determined by Prudential on the last business day of the Plan year. All investments in this category can be redeemed daily, have a daily redemption notice period and have no unfunded commitments.
The fair values of these investments are determined by reference to the respective fund’s underlying assets, with Prudential specifying the source(s) to use for underlying investment asset prices. The investments underlying the Plan’s pooled separate accounts primarily include domestic and international equities and domestic fixed income securities. In the event that a fund accountant’s initial valuation is not deemed reasonable, Prudential may make adjustments to achieve a price believed to be more reflective of fair value.
Mutual funds:   Valued at the NAV of shares held by the Plan at year end based on the closing quoted price reported on the active market on which the individual securities are traded.
Hawk Corporation common stock:   Valued at the closing price reported on the NYSE Amex Stock Exchange. This investment’s performance is dependent on the price of Hawk Corporation common stock on the open market, which is influenced by economic factors affecting overall market conditions and the business of Hawk Corporation.
Guaranteed income fund:  Valued at contract value which approximates fair value based on the nature of the fund. This fund is a stable value fund designed to provide safety of principal, liquidity and a competitive rate of return (see Guaranteed Income Fund below for further information related to the valuation of this investment).
Participant loans:  Valued at outstanding principal balance which approximates fair value. Participant loans are not traded on an open market and are valued based on the terms of the loan agreement. The unpaid principal balances equal their exit values when collected or by deemed distributions if they are not repaid.
The  methods  described  above  may  produce  a  fair  value  calculation  that  may  not  be  indicative  of  net  realizable  value  or  reflective  of  future  fair  values.  Furthermore,  while  the  Plan  believes  its  valuation  methods  are  appropriate  and  consistent  with  other  market  participants,  the  use  of  different  methodologies  or  assumptions  to  determine  the  fair  value  of  certain  financial  instruments  could  result in a different fair value measurement result  at  the  reporting  date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

December 31, 2009	Total	Level 1	Level 2	Level 3
Pooled separate accounts:
Balanced funds (a)	$3,411,641	—	$3,411,641	—
Fixed income fund (b)	1,323,576	—	1,323,576	—
Growth funds (c)	3,355,327	—	3,355,327	—
Value funds (d)	1,086,994	—	1,086,994	—
Index fund (e)	1,521,454	—	1,521,454	—
Foreign fund (f)	397,655	—	397,655	—

Total pooled separate accounts	11,096,647	—	11,096,647	—
Mutual funds:			—	—
Growth fund	1,147,541	$1,147,541	—	—
Specialty fund — natural resources	66,633	66,633	—	—

Total mutual funds	1,214,174	1,214,174	—	—
Hawk Corporation common stock	1,351,445	1,351,445	—	—
Guaranteed income fund	5,775,581	—	—	$5,775,581
Participant loans	335,659	—	—	335,659

Total assets at fair value	$19,773,506	$2,565,619	$11,096,647	$6,111,240

December 31, 2008	Total	Level 1	Level 2	Level 3
Pooled separate accounts	$7,911,727	—	$7,911,727	—
Mutual funds	643,946	$643,946	—	—
Hawk Corporation common stock	1,368,961	1,368,961	—	—
Guaranteed income fund	5,882,896	—	—	$5,882,896

Total assets at fair value	$15,807,530	$2,012,907	$7,911,727	$5,882,896

(a)
Balanced pooled separate accounts combine fixed income and equity components to provide a combination of the stability of interest income and the growth potential of equity investments. These funds invest based on the lifecycle theory of investing – that different bond/equity mixes are appropriate for individuals in terms of risk throughout the different stages in their lives. The investment objectives vary in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolios. The performance goal for each fund is to consistently outperform its benchmark over full market cycles.

(b)
The fixed income pooled separate account invests primarily in corporate and government bonds with a variety of durations and interest rate exposures. It is subject to interest rate risk; its value will decline as interest rates rise.

(c)
Growth pooled separate accounts seek long-term capital appreciation from U.S. and foreign equities, and include investments that in general are expected to grow faster than the economy. Certain of the accounts seek to outperform various indexes including the Russell Midcap Growth Index, the Russell Midcap Index and the Russell 1000 Growth Index over the long-term.

(d)
Value pooled separate accounts seek long-term capital appreciation from primarily U.S. equities. These accounts seek to outperform various indexes including the Russell 2000 Value Index, the Russell 1000 Value Index and the Russell 2500 Value Index, generally by identifying leading, financially strong companies selling at a discount to fair market value.

(e)	The index pooled separate account includes investments that seek to approximate the risk and return composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.

(f)
The foreign pooled separate account seeks to provide long-term capital appreciation by investing primarily in the common stock of well-established companies located outside of the U.S. Foreign investing presents certain unique risks not associated with domestic investments, including currency fluctuation and political and economic changes, which may result in greater share price volatility.

Level 3 — Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Guaranteed	Participant
	Income Fund	Loans
Balance — January 1, 2009	$5,882,896	$—
Realized gains	—	—
Unrealized gains / (losses) relating to instruments still held at reporting date	—	—
Purchases, sales, issuances and settlements (net)	(107,315)	335,659

Balance — December 31, 2009	$5,775,581	$335,659

Guaranteed Income Fund – Investment Contract with Insurance Company
The Plan has entered into an investment contract, the Guaranteed Income Fund (GIF), with Prudential. Prudential maintains the contributions to the GIF in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIF is fully benefit-responsive.
As required by accounting guidance, contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the GIF at contract value, which approximates fair value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Prudential is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, Prudential has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year. The Company does not believe that any events that would limit the Plan’s ability to transact at contract value with participants are probable of occurring.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were 2.85% and 3.63% for 2009 and 2008, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest rate environment, investment expenses, and a profit and risk component. The rate may never be less than 1.50% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.
5. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant will become 100% vested in the value of employer contributions (including earnings (losses) thereon), and all participant account balances would be distributed based upon the value of the participant’s account balance on the termination date.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
7. Income Tax Status
The Plan is a tax-qualified retirement plan under Code Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k). The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan and Trust Agreements Volume Submitter Plan (Volume Submitter Plan). The Volume Submitter Plan obtained an opinion letter from the IRS dated February 6, 2002, which stated that the language of the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Plan received a determination letter from the Internal Revenue Service dated January 10, 2006 covering changes in the adopted Plan document that differ from the text of the Volume Submitter Plan.

Subsequent to this determination by the IRS, the Plan adopted various amendments and was also restated effective January 1, 2009, and has made a request for a new determination letter from the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and as restated, is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
8. Transactions with Parties-in-Interest
Transactions in shares of Hawk Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. At December 31, 2009 and 2008, the Plan held 76,743 and 82,468 shares of Hawk Corporation common stock, respectively, representing 6.8% and 8.2%, respectively, of the total net assets of the Plan.
Certain Plan investments are units of pooled separate accounts and the GIF managed by Prudential. Prudential Bank and Trust, an affiliate of Prudential, is the trustee as defined by the Plan, and therefore these transactions qualify as party in interest transactions. Such transactions are exempt from being prohibited transactions.
9. Subsequent Events
Effective February 1, 2010, the Plan was amended to allow eligible employees to irrevocably designate that a portion or all of his or her future contributions and catch-up contributions be treated as Roth 401(k) contributions. Roth 401(k) contributions are includable in a participant’s taxable gross income for the year in which they are contributed to the Plan.
On March 1, 2010, the Plan reinstated the employer matching contribution at a rate equal to 50% of the participant’s tax deferred contributions up to 6% of the participant’s eligible compensation, as defined.

Hawk Corporation 401(k) Retirement Plan
Employer Identification Number: 34-1608156
Plan Number: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party/Description of
Investment Including Maturity Date, Rate of Interest, Collateral, Par or
Maturity Value		Current Value
*	Prudential Insurance Retirement and Annuity Company — Group Annuity Contract:
	Guaranteed Income Fund	$5,775,581
	Pooled Separate Accounts —
	Dryden S&P 500 Index Fund	1,521,454
	International Blend/Munder Capital Fund	397,655
	Lifetime Aggressive Fund	474,116
	Lifetime Growth Fund	1,593,207
	Lifetime Balanced Fund	836,762
	Lifetime Conservative Fund	455,699
	Lifetime Income & Equity Fund	51,857
	Large Cap Growth/Waddel & Reed Fund	922,881
	Large Cap Value/AJO Fund	378,295
	Mid Cap Value/Wellington Management Fund	405,612
	Mid Cap Growth/Artisan Partners Fund	878,725
	SA/OFII Global Strategy Fund	1,252,725
	Small Cap Value/American Century Fund	303,087
	Small Cap Growth/TimesSquare Fund	300,996
	Core Bond Enhanced Index Fund	1,323,576

	Total Pooled Separate Accounts	11,096,647
*	Hawk Corporation common stock	1,351,445
	Mutual Funds:
	Calamos Growth Fund A	1,147,541
	Jennison Natural Resources Fund	66,633

	Total Mutual Funds	1,214,174
*	Participant Loans (interest rates of 4.25%)	335,659

		$19,773,506

*	Represents a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 18, 2010	HAWK CORPORATION 401(K) RETIREMENT PLAN
/s/ Thomas A. Gilbride
Thomas A. Gilbride
Plan Administrator